UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private
Issuer Pursuant to Rule
13a-16 or 15d-16 of the
Securities Exchange Act
of 1934
For the month of June 2026
Commission File
Number: 001-38283

InflaRx N.V.

Winzerlaer Str. 2
07745 Jena,
Germany
(+49) 3641508180

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F  ☐

INCORPORATION BY REFERENCE

On June 30, 2026, InflaRx N.V. (the “Company”) issued a press release titled “InflaRx Assessing Feasibility of Broadened Strategy for ANCA-Associated Vasculitis in Europe Following EMA Recommendation on Tavneos.”

The Company today announced that it is assessing the feasibility of broadening its development and registrational strategy for AAV in Europe. The Company has initiated this assessment given the recommendation of the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) to revoke the marketing authorization for Tavneos in the European Union, announced on June 26, 2026.

In addition, the Company announced it intends to engage with EMA regarding both its anti-C5a antibody vilobelimab, which is approved under exceptional circumstances as GOHIBIC in Europe for SARS-CoV-2-induced acute respiratory distress syndrome, in addition to its next-generation oral C5aR inhibitor izicopan. This will be part of the Company’s overall development goal to determine the most efficient development pathway to bring the C5a / C5aR inhibition mechanism to patients. Together, vilobelimab and izicopan provide the Company with a complementary biologic and oral pipeline that is well positioned to address the evolving treatment landscape and significant unmet medical need in AAV.

A copy of the press release is attached as Exhibit 99.1 to this Report. Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue,” among others. Forward-looking statements appear in a number of places throughout this Report and may include statements regarding our intentions, beliefs, projections, outlook, analyses, current expectations and the risks, uncertainties and other factors described under the headings, “Risk factors” and “Cautionary statement regarding forward-looking statements,” in our periodic filings with the U.S. Securities and Exchange Commission. These statements speak only as of the date of this Report and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated June 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.
Date: June 30, 2026
	By:	/s/ Niels Riedemann
Name: Niels Riedemann
Title: Chief Executive Officer